FOIA CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. § 200.83

BY HAWAIIAN HOLDINGS, INC.: HA-001

THIS FILING HAS OMITTED CONFIDENTIAL INFORMATION INCLUDED IN AN UNREDACTED VERSION OF THIS LETTER DELIVERED TO THE COMMISSION. OMITTED INFORMATION HAS BEEN REPLACED WITH A PLACEHOLDER IDENTIFIED BY THE MARK “[***]”.

March 31, 2023

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F Street, N.E.

Washington, DC 20549

Attn:	Karl Hiller, Branch Chief

John Cannarella, Staff Accountant

Re:	Hawaiian Holdings, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2022

File No. 001-31443

Dear Messrs. Hiller and Cannarella:

Hawaiian Holdings, Inc. (“we”, “our” or the “Company”) submits this letter in response to the comment contained in the letter dated March 14, 2023 (the “Comment Letter”) from the staff (the “Staff”) of the Securities and Exchange Commission relating to the above referenced filing. The comment contained in the Comment Letter is repeated in bold italics before our response below.

Form 10-K filed on February 15, 2023

Financial Statements

Note 14 – Amazon Agreement, page 99

1.

We understand that you recently issued Amazon a warrant valued at $82.5 million to acquire up to 9,442,443 shares of your common stock, and that a portion of the warrant representing rights to acquire 1,258,992 common shares, which you valued at $11.6 million, vested upon issuance. You indicate that a corresponding asset has been recognized and we see the balancing entry to additional paid-in capital.

We also understand that an exercise price of $14.71 has been established for the first 6,294,962 shares to vest, and that an exercise price for the remaining balance of 3,147,481 shares to vest is not yet determinable. You explain that the value of the warrant will be recognized as a reduction of revenue over the vesting period, which you indicate will correlate with payments that Amazon will make under the Air Transportation Services Agreement (ATSA) “or generally with respect to air cargo or air charters,” with full vesting of the award possible if the cumulative payments amount to $1.8 billion, prior to the expiration of the warrant on October 20, 2031.

U.S. Securities and Exchange Commission

March 31, 2023

Please expand your disclosures to clarify your accounting policy as it relates to your expectations for vesting and recognition of warrant value. For example, (i) describe the circumstances under which you will recognize incremental value of the warrant as an asset, (ii) explain how vesting or your expectations about the probability of vesting will factor into these determinations, (iii) indicate the period over which the initial and each incremental value recognized as an asset will be amortized or explain how the period will be established if this will depend on future events, (iv) clarify the extent to which there is or is not a consistent proportional vesting relationship with dollar sales over the term of the arrangement, and (v) include such additional information as necessary to clarify how your plan to recognize warrant value as an offset to revenue over the vesting period reconciles with having an asset for the fully vested portion of the warrant.

Tell us whether you have relied upon the guidance in FASB ASC 606-10-32-25A and FASB ASC 718 in formulating your accounting policy, including measurement and classification. If you believe this is the applicable guidance, please clarify your view on the classification, circumstances that could result in a change in classification, your accounting policy election for forfeitures related to nonemployee share-based payment awards pursuant to FASB ASC 718-10-35-1D, and how you will characterize and present changes in the value of the warrant associated with the uncertain exercise price, if not attributable to the transaction price, along with your rationale.

However, if you have relied upon other guidance in formulating your accounting policy, please identify the specific literature and explain to us your rationale. Please also submit any associated revisions that you propose to the critical accounting policy disclosures on page 52, to address the guidance in Item 303(b)(3) of Regulation S-K.

Company Response:

The Company acknowledges the Staff’s comment and respectfully advises the Staff that revenue expected to be generated from the Air Transportation Services Agreement (the “ATSA”) with a subsidiary (the “Customer”) of Amazon.com, Inc. (“Amazon”), which was executed in October 2022, is not expected to be material to the operations of the Company until at least the fiscal year ending December 31, 2024. Consequently, the Company did not include specific accounting policy disclosure related to recognition into revenue of the Warrant (as defined below) in the Annual Report on Form 10-K for the year ended December 31, 2022. The Company will continue to monitor the ATSA and the services provided to the Customer thereunder and will include future accounting policy disclosures as the Company commences the air cargo transportation services contemplated in the ATSA and such services, including revenue generated under the ATSA, become material. Furthermore, the Company continues to evaluate the overall accounting for the ATSA, exclusive of the Warrant classification, valuation, and recognition, which is discussed below. Consequently, the Company will continue to update and expand our accounting policy disclosures related to the ATSA as materiality considerations require.

To illustrate our evaluation of materiality, the Company did not generate any revenue under the ATSA during the fiscal year ended December 31, 2022. The Company does not expect to receive [***] aircraft under the ATSA until [***], [***] of which are expected to be placed into service in [***]. In [***], the Company expects to place [***] aircraft into service, and in [***], the Company expects to receive delivery of [***] aircraft and place [***] aircraft into service. The revenue generated from these aircraft are not anticipated to be material until at least 2024.

U.S. Securities and Exchange Commission

March 31, 2023

As disclosed in the Company’s Annual Report on Form 10-K, the Company issued a warrant to Amazon.com NV Investment Holdings LLC (the “Warrant”) to acquire up to 9,442,443 shares of the Company’s common stock, par value $0.01 per share (the “Warrant Shares”). The exercise price with respect to the first 6,294,962 Warrant Shares that vest will be $14.71 per share (the “First Tranche”). The exercise price with respect to the remaining 3,147,481 Warrant Shares (the “Second Tranche”) will be determined based on the 30-day volume-weighted average price of the Company’s common stock as of the earlier of (i) October 20, 2025, or (ii) the date that the entire First Tranche is vested. At execution of the ATSA, 1,258,992 Warrant Shares, valued at $11.6 million, vested, and were recorded in Other Assets in the Consolidated Balance Sheet. Following the execution of the ATSA and related agreements, the remaining Warrant Shares will vest in increments of [***] Warrant Shares for each milestone of $[***] in qualifying payments to be made by Amazon or its affiliates either under the ATSA or generally to the Company with respect to air cargo or air charter flight services (the “Performance Condition”), excluding commercial passenger service. Based on the terms of vesting described above, all the Warrant Shares will vest if the Company receives $1.8 billion in aggregate of qualifying payments over the term of the ATSA.

In evaluating the applicable accounting guidance, the Company considered both ASC 606 and ASC 718.

Classification of Warrant:

ASC 606-10-32-25A provides that equity instruments granted by an entity in conjunction with selling goods or services shall be measured and classified under Topic 718 on stock compensation. In evaluating the appropriate classification, the Company considered various guidance in ASC 718 and ASC 480, as well as the terms of the Warrant, which requires settlement in shares and has no other attributes that would require liability accounting. Management further noted that the Warrant contains no provisions or attributes which could potentially impact and/or change classification of the Warrant in the future. Therefore, the Company concluded that the Warrant will qualify as an equity instrument.

Valuation of Warrant:

As noted above, the Warrant was valued in two tranches, both utilizing a Monte Carlo Simulation Model, totaling approximately $82.5 million. The First Tranche, which met the grant date criteria under ASC 718 at execution of the ATSA, has a set exercise price and a grant date fair value of approximately $57.9 million, or $9.19 per Warrant Share. Since the Warrant is classified as an equity award, subject only to the Performance Condition referenced above which potentially impacts the timing of the vesting of the Warrant Shares, the Company will not remeasure the fair value of the First Tranche in prospective periods.

U.S. Securities and Exchange Commission

March 31, 2023

For the Second Tranche, which will not have an established exercise price until a future date, as noted above, management considered the guidance in ASC 606-10-55-88A, and initially valued these Warrant Shares at approximately $24.7 million, or $7.85 per Warrant Share. As a grant date will not be established until a future date, the Company will estimate the fair value of these Warrant Shares on a quarterly basis; however, the Company also considered that until the Warrant Shares vest, there is no net balance sheet or income statement impact related to the Second Tranche for unvested shares under ASC 718. Given the terms of the Warrant, the Second Tranche will be granted prior to their vesting dates. At their grant date, the Company will value these Warrant Shares, which will be classified as equity awards, subject to the Performance Condition. The Company will therefore not need to remeasure the fair value of the Second Tranche Warrant Shares in periods subsequent to their grant date.

Recognition of Warrant Valuation

As discussed above, 1,258,992 Warrant Shares (included in the First Tranche), with a value of $11.6 million, vested at execution of the ATSA, and were recorded as Other Assets on the Consolidated Balance Sheet. The $11.6 million will be recognized as contra-revenue pro rata with estimated revenue earned over the term of the ATSA. As these Warrant Shares were treated as equity awards, no additional incremental value of the Warrant Shares is expected to occur. Further, given the value of the vested Warrant Shares and the nine-year term of the Warrant, the Company does not believe that changes in estimates of revenue over the contract term could materially impact the financial statements in any given fiscal year.

Following the guidance in ASC 606, under which the Company concluded that consideration payable to Amazon and its affiliates was not in exchange for a distinct good or service, the resulting fair value of the remaining Warrant Shares, on the grant date, will be recognized as a reduction of the transaction price of the Company’s flight services performance obligation over the term of the ATSA as revenue is earned. This will result in a reduction of revenue of approximately $376,000 for each $[***] in revenue earned from the Company’s flight services provided to Amazon related to the First Tranche of Warrant Shares with an offsetting entry to Additional Paid-in Capital. This will not result in recognizing incremental value of the Warrant Shares as an asset.

Upon determination of a grant date fair value of the Second Tranche, the value will be recognized as a reduction of revenue, at vesting, as discussed above, consistent with the First Tranche. Based on the estimated value of the Second Tranche as of December 31, 2022, which is subject to change until the grant date fair value has been established, the reduction of revenue will be approximately $321,200 for each $[***] in revenue earned from the Company’s flight services provided to Amazon related to the Second Tranche with an offsetting entry to Additional Paid-in-Capital.

We will evaluate and expand our disclosures, to the extent material, to include additional information related to the grant date fair value of the First Tranche and Second Tranche and the increments in which the grant date fair value will be recognized against revenue, as appropriate.

* * * * *

U.S. Securities and Exchange Commission

March 31, 2023

We request that the Staff contact the undersigned at (808) 835-3700 or Tony Jeffries of Wilson Sonsini Goodrich & Rosati, P.C. at (650) 849-3223 to confirm that the Staff has no further comments or in the alternative, with any questions or comments regarding this letter. We thank you for your consideration of our response.

Respectfully submitted,

HAWAIIAN HOLDINGS, INC.

/s/ Shannon L. Okinaka
Shannon L. Okinaka
Chief Financial Officer

cc:	Peter R. Ingram, President and Chief Executive Officer

Aaron J. Alter, Chief Legal Officer

Joanne Lee, Deputy General Counsel

Chris Gossert, Senior Director SEC Reporting

Brandon Rowland, Ernst & Young LLP

Tony Jeffries, Wilson Sonsini Goodrich & Rosati, P.C.

Jennifer Knapp, Wilson Sonsini Goodrich & Rosati, P.C.

Amanda Urquiza, Wilson Sonsini Goodrich & Rosati, P.C.